UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

FAIR ISAAC CORPORATION

(Name of Applicant)

901 Marquette Avenue, Suite 3200 Minneapolis, MN 55402

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount

1.5% Senior Convertible Notes, Series B due August 15, 2023	up to $400,000,000 aggregate principal amount

Approximate date of proposed public offering:
As soon as practicable after the date of this Application for Qualification.

Andrea M. Fike
Vice President, General Counsel and Secretary
Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, MN 55402
(612) 758-5200

With a copy to:
John A. Fore, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

      The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL
AFFILIATIONS
MANAGEMENT AND CONTROL
UNDERWRITERS
CAPITAL SECURITIES
INDENTURE SECURITIES
SIGNATURE
Form of Indenture
Statement of Eligibility on Form T-1

GENERAL

1.	General Information

(a) Fair Isaac Corporation (the “Company”) is a corporation.

(b) The Company was organized under the laws of the State of Delaware.

2.	Securities Act Exemption Available

      Upon the terms set forth in an Offering Circular dated February 25, 2005 (the “Offering Circular”), the Company is offering to exchange $1,000 principal amount of its 1.5% Senior Convertible Notes, Series B due August 15, 2023 (the “New Notes”), for each $1,000 principal amount of its currently outstanding 1.5% Senior Convertible Notes due August 15, 2023 (the “Outstanding Notes”) (the “Exchange Offer”). If the Exchange Offer is completed, the New Notes will be governed by the indenture (the “Indenture”) to be qualified under this Application for Qualification on Form T-3.

      As the New Notes are proposed to be offered for exchange by the Company with its existing noteholders exclusively and solely for the Outstanding Notes of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for the customary payments to be made in respect of preparation, printing, and mailing of the Offering Circular and related documents and the engagements of Wells Fargo Bank, National Association, as exchange agent for the Exchange Offer and Georgeson Shareholder Communications Inc., as information agent for the Exchange Offer and payments of the fees and expenses of its financial and legal advisors. No holder of the Outstanding Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

3.	Affiliates

      The following is a list of all affiliates of the Company as of the date of this application.

Affiliate Companies

Name	Jurisdiction of Incorporation / Organization
Data Research Technologies, Inc. (1)	Minnesota
HNC Software LLC (1)	Delaware
Diversified Healthcare Services, Inc. (1)	California
Innovent Technology, Inc. (2)	Nevada
myFICO Consumer Services Inc. (1)	Delaware
Fair Isaac Credit Services, Inc. (1)	Delaware
Fair Isaac Network, Inc. (1)	Delaware
Fair, Isaac International Corporation (1)	California
Fair Isaac SA Limited (3)	UK
Fair, Isaac International France Corporation (3)	California
Fair, Isaac International Germany Corporation (3)	California
Fair, Isaac International Canada Corporation (3)	California
Fair Isaac Asia Pacific Corp. (3)	Delaware
Fair, Isaac Singapore Pte. Ltd. (3)	Singapore
Fair, Isaac International Mexico Corporation (3)	California
Fair, Isaac UK Limited (3)	UK
Fair, Isaac International Spain Corporation (3)	California
Fair Isaac India Software Private Limited (4)	India
Fair, Isaac Brazil, LLC (3)	Delaware
Fair, Isaac do Brasil Ltda. (5)	Brazil
Fair, Isaac International UK Corporation (3)	California
Fair Isaac UK Holdings, Inc. (6)	Delaware
Fair Isaac UK Group Limited (7)	UK
London Bridge Software Holdings Limited (8)	UK
London Bridge Group North America, Inc. (9)	Delaware
Fair Isaac Software, Inc. (10)	Delaware
Fair Isaac International Limited (9)	UK
Fair Isaac Services Limited (9)	UK
London Bridge Software (SA) Limited (9)	UK
Hatton Blue Limited (9)	UK
London Bridge Systems Limited (9)	UK
London Bridge Consulting Limited (9)	UK
Fair Isaac (ASPAC) Pte. Ltd. (9)	Singapore
London Bridge Phoenix Software NZ Ltd. (9)	NZ

Footnotes:
(1)     100% owned by Fair Isaac Corporation.
(2)     100% owned by Diversified Healthcare Services, Inc.
(3)     100% owned by Fair, Isaac International Corporation
(4)     99.45% owned by FIIC; 00.55% held by two minority Indian shareholders
(5)     99% owned by Fair, Isaac International Corporation and 1% owned by Fair, Isaac Brazil, LLC

(6)     100% owned by Fair Isaac International UK Corporation
(7)     100% owned by Fair Isaac UK Holdings, Inc.
(8)     100% owned by Fair Isaac UK Group Limited
(9)     100% owned by London Bridge Software Holdings Limited
(10)   100% owned by London Bridge Group North America, Inc.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

      The following table lists the names of all directors and executive officers of the Company as of the date hereof. The mailing address of each director and executive officer is: c/o Fair Isaac Corporation, 901 Marquette Avenue, Suite 3200, Minneapolis, MN 55402.

Name	Office
Thomas G. Grudnowski	President and Chief Executive Officer, Director
Chad L. Becker	Vice President, General Manager
Steven J. Braun	Vice President, General Manager
Gresham T. Brebach	Vice President, Corporate Development and Strategic Partnerships
Michael S. Chiappetta	Vice President, Product Development
Richard S. Deal	Vice President, Human Resources
Eric J. Educate	Vice President, Sales and Marketing
Andrea M. Fike	Vice President, General Counsel and Secretary
Raffi M. Kassarjian	Vice President, General Manager
Charles M. Osborne	Vice President and Chief Financial Officer
Paul G. Perleberg	Vice President, Managing Director and General Manager
Michael J. Pung	Vice President, Finance
Larry E. Rosenberger	Vice President, Research and Development
Lori A. Sherer	Vice President, General Manager
A. George Battle	Director
Andrew Cecere	Director
Tony J. Christianson	Director
Alex W. Hart	Director
Philip G. Heasley	Director
Guy R. Henshaw	Director
David S. P. Hopkins	Director
Margaret L. Taylor	Director

5.	Principal Owners of Voting Securities

      None.

UNDERWRITERS

6.	Underwriters

      (a)     In July 2003, Credit Suisse First Boston LLC, Goldman, Sachs & Co. and Thomas Weisel Partners LLC acted as initial purchasers in the Company’s private placement of the Outstanding Notes. The initial purchasers resold the Outstanding Notes pursuant to Rule 144A of the Securities Act.

      (b)     No person is acting as a principal underwriter of the New Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.	Capitalization

      (a)     The authorized and outstanding capital stock and debt securities of the Company as of February 28, 2005 were as follows:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01	200,000,000 shares	67,291,744 shares
Preferred Stock, par value $0.01	1,000,000 shares	0 shares
1.5% Senior Convertible Notes due August 15, 2023	$ 400,000,000	$400,000,000

      (b)     Holders of common stock are entitled to one vote for each share held of record on all matters voted upon by stockholders, except that all holders are entitled to cumulate their votes in the election of directors. A majority vote is required for all action to be taken by stockholders. No holder of any other securities of the Company is entitled to vote on matters submitted to a vote of stockholders, unless as expressly permitted by law or as may be determined by the Board of Directors in a certificate of designations, preferences and rights. Each share of common stock includes one preferred share purchase right pursuant to the Rights Agreement dated as of August 8, 2001 between the Company and Mellon Investor Services LLC, as rights agent.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

      The New Notes will be issued under the Indenture to be dated as of the consummation of the Exchange Offer and entered into between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

      (a)     Events of Default; Withholding of Notice

Each of the following will constitute an “Event of Default” under the Indenture:

              (1)     the Company fails to pay principal or premium, if any, on any New Note when due;

              (2)     the Company fails to pay any interest on any New Note when due if such failure continues for a period of 30 days;

              (3)     the Company fails to perform any other covenant required of it in the Indenture if such failure continues for 60 days after notice is given in accordance with the Indenture;

              (4)     the Company fails to pay the purchase price of any New Note when due;

              (5)     the Company fails to provide timely notice of a change in control;

              (6)     any indebtedness for money borrowed by the Company or one of its significant subsidiaries in an outstanding principal amount in excess of $25 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged, and such default in payment or acceleration is not cured or rescinded, within 30 days after written notice as provided in the Indenture; and

              (7)     certain events in bankruptcy, insolvency or reorganization of the Company or any of its significant subsidiaries.

      If an Event of Default, other than an Event of Default described in clause (7) above with respect to the Company, occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding New Notes may declare the principal amount of the New Notes to be due and payable immediately. If an Event of Default described in clause (7) above occurs with respect to the Company, the principal amount of the New Notes will automatically become immediately due and payable.

      If a default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee must mail to each holder notice of the default or Event of Default within 90 days after it becomes known to the Trustee. However, the Trustee may withhold the notice if and so long as a committee of its trust officers in good faith determines that withholding notice is in the interests of holders, except in the case of a default or an Event of Default in payment of the principal of or interest on any New Notes.

      Subject to the Trustee’s duties in the case of an Event of Default, the Trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the Trustee reasonable indemnity. Subject to the Indenture, applicable law and the Trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the New Notes.

      No holder will have any right to institute any proceeding under the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy under the Indenture unless:

(1)	the holder has previously given the Trustee written notice of a continuing Event of Default;

(2)	the holders of at least 25% in aggregate principal amount of the New Notes then outstanding have made a written request and have offered reasonable indemnity to the Trustee to institute such proceeding as Trustee; and

(3)	the Trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the New Notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

      (b)     Authentication and Delivery of New Notes; Use of Proceeds

      The New Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by the Chairman or any Co-Chairman of the Board, any Vice Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Controller, Assistant Controller, the Secretary or any Assistant Secretary of the Company (each, an “Officer”) and attested by the manual or facsimile signature of the Secretary or an Assistant Secretary of the Company, and delivered to the Trustee.

      The Trustee will authenticate and make available for delivery New Notes for original issue, upon receipt of a written order or orders of the Company signed by two Officers of the Company. Such order of the Company must specify the amount of New Notes to be authenticated and the date on which the original issue of New Notes is to be authenticated.

      The New Notes will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Notes. The signature will be conclusive evidence that the New Notes have been authenticated under the Indenture.

      The Company will not receive any proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Outstanding Notes.

      (c)     Release and Substitution of Property Subject to the Lien of the Indenture

      The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.

      (d)     Satisfaction and Discharge of the Indenture

      The Company may discharge its obligations under the Indenture while New Notes remain outstanding if (1) all outstanding New Notes have or will become due and payable at their scheduled maturity within one year or (2) all outstanding New Notes are scheduled for redemption within one year, and, in either case, the Company has deposited with the Trustee an amount sufficient to pay and discharge all outstanding New Notes on the date of their scheduled maturity or the scheduled date of redemption.

      (e)     Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

      The Company is required to deliver to the Trustee, within 90 days after the end of each fiscal year of the Company, an officers’ certificate signed by the principal executive officer, principal financial officer or principal accounting officer and one other Officer as to the signer’s knowledge of the Company’s compliance with all conditions and covenants on its part contained in the Indenture and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a default or Event of Default, the officers’ certificate must describe the default or Event of Default and the efforts to remedy the same.

9.	Other Obligors

      None.

      Contents of application for qualification. This application for qualification comprises:

      (a)     Pages numbered 1 to 8, consecutively.

      (b)     The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, N.A., Trustee under the Indenture to be qualified (included as Exhibit T3G hereto).

      (c)     The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the trustee:

Exhibit T3A	Composite Certificate of Incorporation of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-114364, filed April 9, 2004)).

Exhibit T3B	Bylaws of the Company, (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (File No. 333-114364, filed April 9, 2004)).

Exhibit T3C*	Form of Indenture between the Company and Wells Fargo Bank, N.A., as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1	Offering Circular, dated February 25, 2005 (incorporated by reference to Exhibit (a)(1)(A) of the Company’s Issuer Tender Offer Statement on Schedule TO dated February 25, 2005).

Exhibit T3E-2	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Company’s Issuer Tender Offer Statement on Schedule TO dated February 25, 2005).

Exhibit T3E-3	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Company’s Issuer Tender Offer Statement on Schedule TO dated February 25, 2005).

Exhibit T3E-4	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Company’s Issuer Tender Offer Statement on Schedule TO dated February 25, 2005).

Exhibit T3E-5	Letter to Clients (incorporated by reference to Exhibit (a)(1)(E) of the Company’s Issuer Tender Offer Statement on Schedule TO dated February 25, 2005).

Exhibit T3E-6	Press Release, dated February 25, 2005 (incorporated by reference to Exhibit (a)(5) of the Company’s Issuer Tender Offer Statement on Schedule TO dated February 25, 2005).

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Fair Isaac Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Minneapolis and State of Minnesota, on the 11th day of March, 2005.

(Seal)		Fair Isaac Corporation

Attest:	/s/ Andrea M. Fike	By:	/s/ Charles M. Osborne

	Name: Andrea M. Fike		Name: Charles M. Osborne
	Title: Vice President, General Counsel and Secretary		Title: Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A	Composite Certificate of Incorporation of the Company (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-114364, filed April 9, 2004)).

Exhibit T3B	Bylaws of the Company, (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (File No. 333-114364, filed April 9, 2004)).

Exhibit T3C*	Form of Indenture between the Company and Wells Fargo Bank, N.A., as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1	Offering Circular, dated February 25, 2005 (incorporated by reference to Exhibit (a)(1)(A) of the Company’s Issuer Tender Offer Statement on Schedule TO dated February 25, 2005).

Exhibit T3E-2	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Company’s Issuer Tender Offer Statement on Schedule TO dated February 25, 2005).

Exhibit T3E-3	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Company’s Issuer Tender Offer Statement on Schedule TO dated February 25, 2005).

Exhibit T3E-4	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Company’s Issuer Tender Offer Statement on Schedule TO dated February 25, 2005).

Exhibit T3E-5	Letter to Clients (incorporated by reference to Exhibit (a)(1)(E) of the Company’s Issuer Tender Offer Statement on Schedule TO dated February 25, 2005).

Exhibit T3E-6	Press Release, dated February 25, 2005 (incorporated by reference to Exhibit (a)(5) of the Company’s Issuer Tender Offer Statement on Schedule TO dated February 25, 2005).

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

Exhibit T3G*	Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.